Exhibit 99.1

YM BioSciences Reports Fiscal Third Quarter 2011
Operational and Financial Results

MISSISSAUGA, Canada - May 11, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a life sciences company developing a diverse portfolio of promising hematology and cancer-related products, today reported operational and financial results for the third quarter of fiscal 2011, ended March 31, 2011.

“We continue to advance our JAK1/JAK2 inhibitor CYT387 in the clinic and look forward to reporting interim data from our Phase I/II trial at ASCO in June, with mature data from the full trial anticipated by the end of the calendar year,” said Dr. Nick Glover, President and CEO of YM BioSciences. “Investigators recently reported that CYT387 continues to improve anemia in a substantial portion of patients in the trial. If this effect, combined with CYT387’s demonstrated ability to rapidly shrink spleens and improve constitutional symptoms, continues to prove robust and durable, our drug could become an important clinical option in the emerging JAK inhibitor class.”

Highlights:

CYT387:
•
CYT387 is currently being studied in a Phase I/II trial for the treatment of patients with myelofibrosis. Enrollment in the trial has exceeded the initial target of 140 patients, is expected to close in calendar Q2 2011 and include approximately 155 patients.

•
During the quarter an abstract was submitted for publication at the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO) describing updated interim data from the first 60 patients in the Phase I/II trial. The Company anticipates that these data will be further updated and reported on at the ASCO meeting in early June 2011 during an oral poster session. YM also anticipates that initial evaluable data from a subset of the full group of patients enrolled in the trial also will be reported at ASCO and that more mature data from the full trial will be reported by the end of calendar 2011.

•
Subsequent to the end of the quarter, updated interim anemia response data were reported for the first 60 patients enrolled in the Phase I/II trial at the First Annual Florence Meeting on Myeloproliferative Neoplasms held in Florence, Italy. The overall anemia response rate was reported as 58% in 33 transfusion-dependent patients. Anemia response required a transfusion-free period of ≥12 weeks while on protocol drug therapy, with a minimum hemoglobin level of 8 g/dL. The median duration of transfusion independence was reported to be six months (range 4-15 months).  Only two (11%) of the 19 patients who achieved transfusion-independency were reported to require single episodes of PRBC transfusions.

•
YM continues toward completion of preclinical, manufacturing and regulatory activities required to enable CYT387 to commence a pivotal trial in late calendar H1 2012. The Company will also announce plans in H2 2011 for clinical trials evaluating CYT387 in other indications where the drug potentially could be effective.

Nimotuzumab:
•
Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, presented data during the quarter from a randomized trial with nimotuzumab in second line gastric cancer at the ASCO Gastrointestinal Cancers Symposium. Nimotuzumab demonstrated an improvement in Progression Free Survival in a subset of patients whose tumors were EGFR-positive. Daiichi Sankyo also has advised that data from its Phase II trial for the first-line treatment of advanced non-small cell lung cancer (NSCLC) has been submitted for presentation at a scientific conference being held in the second half of calendar 2011.

•
YM’s two randomized, Phase II, double-blind trials of nimotuzumab (for brain metastasis from NSCLC and for palliative treatment of NSCLC) are lagging recruitment targets and consequently the continuation of these studies is under review as the Company focuses support on the more advanced programs involving its partners. YM’s Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment at multiple sites in the US, Canada, and Israel and YM anticipates reporting results in calendar Q3 2011.

•
Oncoscience AG (OSAG), CIMYM’s licensee for Europe, has advised that updated data from its Phase III trial in adult glioma patients and its physician led trial in children with DIPG will be reported at the 2011 ASCO Annual Meeting in June. OSAG continues to recruit patients into a Phase IIb/III trial for pancreatic cancer patients.

CYT997:
•
CYT997 is a small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, capable of being developed in both intravenous and oral dose formulations. The Phase I/II trial of CYT997 given intravenously with platinum chemotherapy in glioma patients closed enrollment during the quarter and preliminary data from the trial are expected in calendar H2 2011.

Financial Results (CDN dollars)
Revenue currently primarily consists of revenue from out-licensing contracts and interest income. Total revenue for the third quarter of fiscal 2011, ended March 31, 2011, was $0.4 million compared to $0.7 million for the third quarter of fiscal 2010, ended March 31, 2010. Total revenue for the first nine months of fiscal 2011, ended March 31, 2011, was $1.1 million compared to $2.2 million for the first nine months of fiscal 2010, ended March 31, 2010.

Licensing and product development expenses were $5.2 million for the third quarter of fiscal 2011 compared to $4.5 million for the third quarter of fiscal 2010. Licensing and product development expenses were $15.7 million for the first nine months of fiscal 2011 compared to $9.3 million for the first nine months of fiscal 2010. The increases mainly were due to increased development expenses for CYT387 offset by decreased expenses for nimotuzumab, as well as an increase in amortization expense from CYT387, CYT997, and the small molecule drug library, all acquired in January 2010, and increases in salaries, travel and office expenses as a result of restructuring and the addition of the Australian office.

General and administrative expenses were $1.9 million for the third quarter of fiscal 2011 compared with $1.6 million for the third quarter of fiscal 2010. General and administrative expenses were $7.4 million for the first nine months of fiscal 2011 compared with $5.1 million for the first nine months of fiscal 2010. The increases were due mainly to higher stock-based compensation expense, restructuring costs, bonuses awarded and increased Board of Director fees and travel expenses. These increases were partially offset by one-time costs associated with the acquisition of Cytopia incurred in fiscal 2010.

Net loss for the third quarter of fiscal 2011 was $7.2 million ($0.06 per share) compared to $5.5 million ($0.09 per share) for the same period last year. Net loss for the first nine months of fiscal 2011 was $23.2 million ($0.25 per share) compared to $12.4 million ($0.21 per share) for the same period last year.

As previously announced, on April 23, 2010, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. (CF&Co), under which the Company may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. CF&Co will act as sales agent for any sales made under the Controlled Equity Offering. The common shares may be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co. The term of the Controlled Equity Offering extends until October 16, 2011 and the Sales Agreement does not prevent the Company from conducting additional financings. During the quarter, the Company sold 500,000 shares through the Controlled Equity Offering program at a weighted average price of US$2.7169 per common share for gross proceeds of $1,321,932 (US$1,358,460) resulting in net cash proceeds of $1,165,392.

As at March 31, 2011, the Company had cash and short-term deposits totaling $73.5 million and accounts payables and accrued liabilities totaling $3.7 million compared to $45.6 million and $2.8 million respectively, at June 30, 2010.  Management believes that the cash and short-term deposits at March 31, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

Subsequent to the end of the quarter, the Company sold 5,225,000 shares through the Controlled Equity Offering program at a weighted average price of US$2.50 per common share for gross proceeds of $12,456,288 (US$13,072,848) resulting in net cash proceeds of $12,072,836.

As at March 31, 2011 the Company had 111,094,312 common shares and 7,429,137 warrants outstanding. As at April 30, the Company had 116,467,644 shares outstanding.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR- targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com

Summary financial statements:

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise indicated)

	March 31,	June 30,
	2011	2010
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$21,155,781	$19,460,141
Short-term deposits	52,386,256	26,184,991
Accounts receivable	294,996	161,184
Prepaid expenses	390,550	237,962
	74,227,583	46,044,278

Property and equipment	104,735	84,775

Intangible assets	8,264,702	11,645,714

	$82,597,020	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$974,398	$699,277
Accrued liabilities	2,734,066	2,085,824
Deferred revenue	594,072	1,523,916
	4,302,536	4,309,017

Deferred revenue	1,980,240	1,650,909

Shareholders' equity:
Share capital	250,543,305	203,498,239
Share purchase warrants	1,340,524	1,473,246
Contributed surplus	14,850,320	14,088,671
Deficit	(190,419,905)	(167,245,315)
	76,314,244	51,814,841

Basis of presentation
Commitments

	$82,597,020	$57,774,767

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Out-licensing revenue	$217,489	$690,585	$811,262	$2,115,706
Interest income	170,437	18,901	308,812	51,194
	387,926	709,486	1,120,074	2,166,900

Expenses:
Licensing and product development	5,167,514	4,526,244	15,665,845	9,335,238
General and administrative	1,898,762	1,623,900	7,415,820	5,107,662
	7,066,276	6,150,144	23,081,665	14,442,900

Loss before the undernoted	(6,678,350)	(5,440,658)	(21,961,591)	(12,276,000)

Loss on foreign exchange	(505,016)	(39,418)	(1,515,378)	(73,295)
Gain (loss) on short-term deposits	-	(10,803)	11,123	(19,909)
Gain on disposal of property and equipment	-	-	10,744	-
Other income	9,528	-	280,512	-

Loss for the period and comprehensive loss	(7,173,838)	(5,490,879)	(23,174,590)	(12,369,204)

Deficit, beginning of period	(183,246,067)	(153,130,276)	(167,245,315)	(146,251,951)

Deficit, end of period	$(190,419,905)	$(158,621,155)	$(190,419,905)	$(158,621,155)

Basic and diluted loss per common share	$(0.06)	$(0.09)	$(0.25)	$(0.21)

Weighted average number of common shares outstanding	110,459,886	64,286,027	91,921,042	58,639,741

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	-	2,380,953	-	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(7,173,838)	$(5,490,879)	$(23,174,590)	$(12,369,204)
Items not involving cash:
Amortization of property and equipment	20,598	14,708	59,745	48,291
Amortization of intangible assets	1,127,004	1,016,482	3,381,012	1,546,753
Loss (gain) on short-term deposits	-	10,803	(11,123)	19,909
Gain on disposal of property and equipment	-	-	(10,744)	-
Stock-based compensation	338,623	179,394	1,338,557	694,084
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	12,295	250,722	(286,400)	584,317
Accounts payable, accrued liabilities and deferred revenue	(1,376,200)	(840,332)	322,850	(1,568,007)
	(7,051,518)	(4,859,102)	(18,380,693)	(11,043,857)

Financing activities:
Issuance of common shares on exercise of options	596,495	21,550	850,304	84,139
Issuance of common shares on exercise of warrants	135,058	-	985,217	-
Net proceeds from issuance of shares and warrants	1,165,392	16,067,710	44,499,915	16,067,710
	1,896,945	16,089,260	46,335,436	16,151,849

Investing activities:
Short-term deposits, net	1,065,425	(14,986,525)	(26,190,142)	19,543,766
Additions to property and equipment	(16,267)	(19,099)	(68,961)	(36,636)
	1,049,158	(15,005,624)	(26,259,103)	19,507,130

Increase (decrease) in cash and cash equivalents	(4,105,415)	(3,775,466)	1,695,640	24,615,122

Net cash assumed on acquisition	-	909,579	-	909,579

Cash and cash equivalents, beginning of period	25,261,196	30,728,304	19,460,141	2,337,716

Cash and cash equivalents, end of period	$21,155,781	$27,862,417	$21,155,781	$27,862,417

Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited	$-	$12,515,903	$-	$12,515,903
Issuance of stock options on acquisition of Cytopia Limited	-	126,000	-	126,000
Issuance of broker warrants	-	175,371	-	175,371